Registration No. 333-
    As filed with the Securities and Exchange Commission on October 17, 1997

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                           -------------------------

                             CAREMATRIX CORPORATION
               (Exact name of registrant as specified in charter)

              Delaware                                     04-3069586
    (State or other jurisdiction                        (I.R.S. Employer
  of incorporation or organization)                    Identification No.)

                                197 First Avenue
                                Needham, MA 02194
                                 (781) 433-1000
   (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                            -------------------------

        Robert M. Kaufman                           Copies to:
     Chief Executive Officer                  Michael J. Bohnen, Esq.
     CareMatrix Corporation                Nutter, McClennen & Fish, LLP
        197 First Avenue                      One International Place
        Needham, MA 02194                      Boston, MA 02110-2699
         (781) 433-1000                           (617) 439-2000

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                            -------------------------

       Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement, as determined by market conditions.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is a post-effective amendment filed pursuant to Rule 426(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            -------------------------

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================
   Title of Each Class of          Amount to be        Proposed Maximum         Proposed             Amount of
 Securities to be Registered        Registered          Offering Price      Maximum Aggregate    Registration Fee
                                                         Per Share(1)      Offering Price(1)
--------------------------------------------------------------------------------------------------------------------
6-1/4% Convertible
Subordinated Notes due 2004        $115,000,000              100%             $115,000,000            $34,849

Shares of Common Stock, $.05
par value                       3,982,683 shares(2)     not applicable       not applicable            None
====================================================================================================================

(1) Determined pursuant to Rule 457(i) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee.
(2) Includes the number of shares of Common Stock into which the Notes being registered hereunder may be converted at the initial conversion price, together with such additional indeterminate number of shares as may become issuable upon conversion by reason of adjustments to the conversion price. No registration fee is required for Common Stock reserved for conversion, because such shares will be issued for no additional consideration.

                            -------------------------

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED OCTOBER 17, 1997


PROSPECTUS


                             CareMatrix Corporation
                                  $115,000,000
                 6-1/4% Convertible Subordinated Notes due 2004
           3,982,684 Shares of Common Stock, par value $.05 per share

                            -------------------------

         This Prospectus relates to the resale of $115,000,000 aggregate principal amount of 6-1/4% Convertible Subordinated Notes due 2004 (the "Notes") of CareMatrix Corporation, a Delaware corporation (sometimes referred to herein as the "Company"), issued to the initial purchasers of the Notes (the "Initial Purchasers") in private placements consummated on August 18, 1997 and October 1, 1997 (the "Debt Offering"), and the resale of up to 3,982,684 shares of the common stock, par value $.05 per share (the "Common Stock"), of the Company which are initially issuable upon conversion of Notes by any holders of Notes that did not purchase the Notes under this Registration Statement (of which this Prospectus is a part). The Notes and such shares of Common Stock issued upon conversion of the Notes may be offered from time to time for the accounts of holders of Notes named herein or in supplements to this Prospectus (the "Selling Securityholders"). See "Plan of Distribution." Information concerning the Selling Securityholders may change from time to time and will be set forth in Supplements to this Prospectus. The Company will not receive any proceeds from the sale of the Notes and shares of Common Stock offered under this Prospectus.

         The Notes are convertible into Common Stock of CareMatrix Corporation at any time through the close of business on the final maturity date, unless previously redeemed, at a conversion price of $28.875 per share, subject to adjustment in certain events. The Common Stock of the Company is traded on the American Stock Exchange under the symbol "CMD." On October 15, 1997, the closing price of the Common Stock as reported by the American Stock Exchange was $26.00 per share.

         The Notes do not provide for a sinking fund. The Notes are not redeemable by the Company prior to August 18, 2000. Thereafter, the Notes are redeemable at the option of the Company, in whole or in part, at anytime, at declining redemption prices set forth in this Prospectus, together with accrued and unpaid interest. Upon a Repurchase Event (as defined herein), each holder may require the Company to repurchase all or a portion of such holder's Notes for cash or, at the Company's option, Common Stock (valued at 95% of the average closing price for the five trading days immediately preceding and including the third trading day prior to the repurchase date) at a repurchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the repurchase date. See "Description of Notes--Repurchase at Option of Holders Upon a Repurchase Event."

         The Notes are unsecured obligations of the Company and are subordinated to all present and future Senior Indebtedness (as defined herein) of the Company, and effectively subordinated to all liabilities of the Company's subsidiaries. As of June 30, 1997, the Company had approximately $2.4 million of Senior Indebtedness and the Company's subsidiaries had approximately $10.7 million of indebtedness and other liabilities to which the Notes would have been effectively subordinated. The Indenture contains no limitation on the incurrence of any other indebtedness or liabilities by the Company or its subsidiaries. See "Description of Notes--Subordination."

         All of the Notes were issued initially pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided by Section 4(2) thereof or Regulation D thereunder and, to the Company's knowledge, were transferred to the Selling Securityholders pursuant to Rule 144A or Regulation S under the Securities Act or to Selling Securityholders meeting the definition of institutional accredited investors under Rule 501(a)(1),(2),(3) or (7) under the Securities Act. Notes resold pursuant to the

Registration Statement (of which this Prospectus is a part) will no longer be eligible for trading in Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") Market.

         The Selling Securityholders, acting as principals for their own account, directly, through agents designated from time to time, or through brokers, dealers, agents or underwriters also to be designated, may sell all or a portion of the Notes or shares of Common Stock which may be offered hereby by them from time to time on terms to be determined at the time of sale. The aggregate proceeds to the Selling Securityholders from the sale of Notes and Common Stock which may be offered hereby by the Selling Securityholders will be the purchase price of such Notes or Common Stock less commissions, if any. For information concerning indemnification arrangements between the Company and the Selling Securityholders, see "Plan of Distribution."

         The Selling Securityholders and any brokers, dealers, agents or underwriters that participate with the Selling Securityholders in the distribution of the Notes or shares of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the Notes or shares of Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         The Company intends that the Registration Statement of which this Prospectus is a part will remain effective until August 18, 1999 or such earlier date as of which such Registration Statement is no longer required for the transfer of the subject securities. The Company has agreed to bear certain expenses in connection with the registration and sale of the Notes and Common Stock being offered by the Selling Securityholders.


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                 The Date of this Prospectus is __________, 1997

         No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information and representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy the securities described herein by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Under no circumstances shall the delivery of this Prospectus or any sale made pursuant to this Prospectus create any implication that the information contained in this Prospectus is correct as of any time subsequent to the date of this Prospectus.

                                ---------------

                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----
Available Information....................................................... 3
Documents Incorporated by Reference......................................... 4
Risk Factors................................................................ 4
The Company.................................................................12
Use of Proceeds.............................................................12
Ratio of Earnings to Fixed Charges..........................................12
Selling Securityholders.....................................................13
Plan of Distribution........................................................15
Description of Notes........................................................15
Certain United States Federal Income Tax Consequences.......................27
Legal Matters...............................................................29
Experts.....................................................................29


                              AVAILABLE INFORMATION

      The Company has filed with the United States Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act covering the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, and the exhibits and schedules thereto. For further information, with respect to the Company and the Common Stock, reference is made to the Registration Statement, and the exhibits and schedules thereto, which can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Reports, proxy statements and information statements and other information filed electronically by the Company with the Commission are available at the Commission's worldwide web site at http://www.sec.gov. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and information statements and other information with the Commission. Such reports, proxy statements and information statements and other information may be inspected and copied at the public reference facilities maintained by the Commission referenced above.

                       DOCUMENTS INCORPORATED BY REFERENCE

      The Company hereby incorporates by reference (i) its Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as amended by the Company's Annual Report on Form 10-K/A filed with the Commission on April 14, 1997 (including those portions of the Company's definitive proxy statement for the Annual Meeting of Stockholders held on June 16, 1997 incorporated by reference therein), (ii) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997, as amended by the Company's Quarterly Report on Form 10-Q/A filed with the Commission on August 12, 1997, (iii) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997, (iv) the Company's Current Report on Form 8-K filed August 5, 1997, (v) the Company's current report on Form 8-K filed August 19, 1997 and (vi) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, declared effective October 23, 1996.

      All reports filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to any termination of the offering of the Notes and shares of Common Stock covered by this Prospectus are deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that is also incorporated herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      Copies of all documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents) will be provided without charge to each person who receives a copy of this Prospectus on written or oral request to Investor Relations, CareMatrix Corporation, 197 First Avenue, Needham, MA 02194, or by telephone at (781) 433-1000.


                                  RISK FACTORS

      In addition to the other information contained in this Prospectus, before purchasing the Notes and shares of Common Stock offered hereby, prospective purchasers should carefully consider the factors set forth below. Such factors could cause the Company's actual results or other events to differ materially from the results or events anticipated in certain forward-looking statements contained or incorporated by reference herein. Such forward-looking statements involve risks and uncertainties.

      History of Losses From Operations; Accumulated Deficit. Although the Company recorded net earnings for the six months ended June 30, 1997 of $2,042,964, from its inception on June 24, 1994 through December 31, 1996, the Company experienced significant losses from operations. Through December 31,1996, the Company's accumulated deficit was $16.4 million. For the year ended December 31, 1996, the Company incurred losses from operations of $6.0 million. As of June 30, 1997, the Company's accumulated deficit was $14.4 million. There can be no assurance that the Company will be able to continue to generate income from operations or net income at any time, whether from its existing operations or from any facilities that are operated in the future. Failure of the Company to achieve profitability could have a material adverse effect on the future viability of the Company.

      Dependence by the Company on Related Party Agreements. The Company has entered and expects to continue to enter into agreements with related parties in connection with a significant number of transactions, including development, management and lease agreements. Generally, the Company will enter into development agreements whereby construction financing is obtained by the related or third parties. The Company expects that risks related to construction and the initial operation of the facilities it develops will be borne primarily by such related or third parties. The Company has not, and expects in the future that it will not, enter into agreements with these parties until six months prior to completion of the construction of such facilities or upon acquisition of completed facilities. These management agreements would generally be for a ten-year period, with annual fees approximating 5% of gross revenues (less contractual adjustments for uncollectible accounts). The Company has and expects in the future to have the option to convert such management agreements into fair market value leases (which will be a negotiated percentage of total project costs) for a 15-year initial term with three to four five-year fair market value renewal options. Abraham D. Gosman is the principal owner, and certain members of the Company's senior management and stockholders also have an ownership interest in, Chancellor Senior Housing Group, Inc. and certain like entities (collectively referred to herein as "Chancellor"), with which the Company has entered and expects to enter into most such agreements. Failure of the Company to continue to enter into such agreements with Chancellor or other such related parties, or the inability of Chancellor to secure all necessary financing at acceptable terms, could have a material adverse effect on the Company. See "---Need for Additional Financing."

      Need for Additional Financing. The Company's development and acquisition strategy will require substantial capital resources. The estimated cumulative cost to complete approximately 60 new facilities, with an aggregate capacity of approximately 7,200 residents, targeted for completion over the next three years is between $700 million and $800 million, which substantially exceeds the financial resources of the Company and Chancellor. The Company's future growth will depend primarily on the ability of related parties, such as Chancellor, for whom the Company develops facilities to obtain financing on acceptable terms. To finance its capital needs, the Company plans both to incur indebtedness and to issue, from time to time, additional debt or equity securities, including Common Stock or convertible notes, in connection with its acquisitions and affiliations. If additional funds are raised through the issuance of equity securities, dilution to the Company's stockholders may result, and if additional funds are raised through the incurrence of debt, the Company would likely become subject to certain covenants that impose restrictions on its operations and finances. There can be no assurance that the Company or such related parties will be able to raise additional capital when needed, on satisfactory terms or at all. Prior to its secondary offering in October 1996, the Company had relied upon equity and loans provided primarily by Abraham D. Gosman, the Company's Chairman of the Board and principal stockholder, or companies affiliated with him. See "--Substantial Debt and Lease Obligations." There can be no assurance that any additional financing from Mr. Gosman, Chancellor or any other sources will be available in the future. Any limitation on the Company's ability to obtain additional financing could have a material adverse effect on the Company.

      Substantial Debt and Lease Obligations; Increased Leverage. At June 30, 1997, the Company's debt was $9.3 million. Debt service and annual operating lease payment obligations are expected to increase significantly as the Company pursues its growth strategy. There can be no assurance that the Company will generate sufficient cash flow to meet its obligations. Any payment default or other default with respect to such obligations could cause a lender to foreclose upon any collateral securing the indebtedness or, in the case of an operating lease, could terminate the lease, with a consequent loss of income and asset value to the Company. Moreover, because certain of the Company's mortgages, debt instruments and leases may contain cross-default and cross-collateralization provisions, a default by the Company on one of its payment obligations could result in acceleration of other obligations and adversely affect a significant number of the Company's other facilities.

      In connection with the Debt Offering, the Company incurred $115 million in additional indebtedness which increased the ratio of its long-term debt to its total capitalization from 6.6% at June 30, 1997, to 56.7%, on a pro forma basis. As a result of this increased leverage, the Company's principal and interest obligations increased substantially. The degree to which the Company is leveraged could adversely affect the Company's ability to obtain additional financing for working capital, acquisitions or other purposes and could make it more vulnerable to economic downturns and competitive pressures. The Company's increased leverage could also adversely affect its liquidity, as a substantial portion of available cash from operations may have to be applied to meet debt service requirements and, in the event of a cash shortfall, the Company could be forced to reduce other expenditures and forego potential acquisitions to be able to meet such requirements.

      Subordination. The Notes are unsecured obligations of the Company and subordinated in right of payment in full to all existing and future Senior Indebtedness (as defined) of the Company. As a result of such subordination, in the event of any insolvency, liquidation or reorganization of the Company, payment default on Senior Indebtedness and certain other events, the assets of the Company will be available to pay obligations on the Notes only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. The Notes are effectively subordinated to the liabilities, including trade payables, of the Company's subsidiaries. The Indenture does not prohibit or limit the incurrence of Senior Indebtedness or the incurrence of other indebtedness and other liabilities by the Company or its subsidiaries, and the incurrence of additional indebtedness and other liabilities by the Company or its subsidiaries could have a material adverse effect on the Company's ability to pay its obligations on the Notes. As of June 30, 1997, the Company had approximately $2.4 million of outstanding indebtedness which would have constituted Senior Indebtedness, and the subsidiaries of the Company had approximately $10.7 million of indebtedness and other liabilities (excluding intercompany liabilities) to which the Notes would have been effectively subordinated. The Company anticipates that, from time to time, it and its subsidiaries will incur additional indebtedness, including Senior Indebtedness. Moreover, the cash flow and consequent ability of the Company to service debt, including the Notes, is partially dependent upon the earnings from the business conducted by the Company through its subsidiaries and the distribution of those earnings, or upon loans or other payments of funds, by those subsidiaries to the Company. The subsidiaries of the Company are separate and distinct legal entities and have no obligation to pay any amounts due pursuant to the Notes (which are obligations exclusively of the Company) or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends or distributions and the making of loans or other payments to the Company by any such subsidiaries could be subject to statutory and contractual restrictions, are dependent upon the earnings of such subsidiaries and are subject to various business considerations. See "Description of Notes--Subordination."

      Development and Construction Risks. During the next three years, the Company plans to develop approximately 60 new facilities with a resident capacity of approximately 7,200 residents. The Company's ability to achieve its development goals will depend upon a variety of factors, many of which are beyond the Company's control. There can be no assurance that the Company will not suffer delays in its development program. The successful development of additional facilities will involve a number of risks, including the possibility that the Company may be unable to locate suitable sites at acceptable prices or may be unable to obtain, or may experience delays in obtaining, necessary certificates of need, zoning, land use, building, occupancy, licensing and other required governmental permits and authorizations. The Company may also incur construction costs that exceed original estimates or even so-called guaranteed maximum cost construction contracts, and may not complete construction projects on schedule. The Company will rely on third-party general contractors to construct its new facilities. There can be no assurance that the Company will not experience difficulties in working with general contractors and subcontractors, which could result in increased construction costs and delays. Further, facility development is subject to a number of contingencies over which the Company will have little control and that could have a material adverse effect on project cost and completion time, including shortages of, or the inability to obtain, labor or materials, the inability of the general contractor or subcontractors to perform under their contracts, strikes, adverse weather conditions and changes in applicable laws or regulations or in the method of applying such laws and regulations. Failure of the Company to achieve its development goals could have a material adverse effect on the Company. Accordingly, there can be no assurance that the Company's facilities in development or under construction will ultimately be completed.

      Risks Related to Acquisition Strategy. The Company's strategy includes growth through acquisition. The Company is subject to various risks associated with its acquisition growth strategy, including the risk that the Company will be unable to identify or acquire suitable acquisition candidates or to integrate the acquired companies into the Company's operations. Any failure of the Company to identify and consummate economically feasible acquisitions could have a material adverse effect on the Company. There can be no assurance that the Company will be able to achieve and manage its planned acquisition growth, that the liabilities assumed by the Company in any acquisition will not have a material adverse effect on the Company or that the addition of facilities will be profitable for the Company.

      Dependence on Attracting Seniors with Sufficient Resources to Pay. The Company expects to rely primarily on the ability of its residents to pay for services from their own and their families' financial resources. Generally, only seniors with income or assets meeting or exceeding the comparable median in the regions where the Company's assisted living facilities are located can afford the applicable fees for its facilities for an extended period of time. Any difficulty in attracting seniors with adequate resources to pay for the Company's services could have a material adverse effect on the Company. Inflation or other circumstances which adversely affect the ability of the Company's residents and potential residents to pay for assisted living services could also have a material adverse effect on the Company.

      Dependence Upon Key Personnel. The Company is dependent upon the ability and experience of its executive officers, including its Chairman, and there can be no assurance that the Company will be able to retain all of such officers. The failure of such officers to remain active in the Company's management could have a material adverse effect on the Company. There can be no assurance that the anticipated contributions of senior management will be realized, and the failure of such contributions to be realized could have a material adverse effect on the Company.

      Risks Related to Goodwill. At June 30, 1997, the Company's total assets were approximately $108.2 million, of which approximately $25.4 million, or approximately 23.5% of total assets, was goodwill. Goodwill is the excess of cost over the fair value of the net assets of businesses acquired. There can be no assurance that the value of such goodwill will ever be realized by the Company. This goodwill is being amortized on a straight-line basis over 25 years. The Company evaluates on a regular basis whether events and circumstances have occurred that indicate all or a portion of the carrying amount of goodwill may no longer be recoverable, in which case an additional charge to earnings would become necessary. Although at June 30, 1997 the net unamortized balance of goodwill is not considered to be impaired, any such future determination requiring the write-off of a significant portion of unamortized goodwill could have a material adverse effect on the Company.

      Competition. The assisted living industry is highly competitive and, given the relatively low barriers to entry and continuing healthcare cost containment pressures, the Company expects that it will become increasingly competitive in the future. The Company competes with other companies providing assisted living services as well as numerous other companies providing similar service and care alternatives, such as home health care agencies, congregate care facilities, retirement communities and skilled nursing facilities. While the Company believes there is a need for additional assisted living residences in the markets where it intends to develop facilities, the Company expects that, as assisted living facilities receive increased attention, competition will increase from new market entrants. Moreover, in implementing its growth strategy, the Company expects to face competition for development and acquisition opportunities from local developers and regional and national assisted living companies. Some of the Company's present and potential competitors have, or may have access to, greater financial resources than those of the Company. Consequently, increased competition in the future could limit the Company's ability to attract and retain residents, to maintain or increase resident service fees or to expand its business. As a result, any increased competition could have a material adverse effect on the Company.

      Limited Experience with New Service Models and Facility Designs. The Company's success is dependent, in part, on its ability to develop and offer new service models and facility designs to prospective residents of its facilities. Currently, the Company does not have extensive operating experience with these new service models and facility designs, and the failure of the Company to successfully implement and integrate these new service models and facility designs could have a material adverse effect on the Company.

      Potential Conflicts of Interest. Abraham D. Gosman, the Company's principal stockholder and Chairman, and certain members of the Company's senior management, have a controlling ownership interest in Chancellor with which the Company has entered and expects to enter into development, management and lease agreements. These agreements are and will be on terms that the Company believes will be fair and no less favorable to the Company than those which the Company could have obtained from unaffiliated third parties. Such ownership interests in Chancellor and other healthcare entities that compete with the Company, however, may create actual or potential conflicts of interest on the part of these members of the Company's management. In the case of such related party transactions, it is the Company's policy to require that any such transactions be approved by a majority of the disinterested members of the Executive Committee of the Board of Directors.

      Control by Management. As of September 30, 1997, members of the Board of Directors and management are the beneficial owners of approximately 47.9% of the outstanding Common Stock of the Company. As of June 30, 1997, Abraham D. Gosman, together with his sons, Andrew D. Gosman and Michael M. Gosman, all of whom are members of the Board of Directors and executive officers of the Company, are the beneficial owners of approximately 44.6% of the outstanding Common Stock. Accordingly, management and the Gosmans may have the ability, by voting shares of Common Stock, to determine (i) the election of the Company's Board of Directors and, thus, the direction and future operations of the Company, and
(ii) the outcome of all other matters submitted to the Company's stockholders, including mergers, consolidations and the sale of all or substantially all of the Company's assets.

      Residence Staffing and Labor Costs. The Company competes with other providers of assisted living services with respect to attracting and retaining qualified and skilled personnel. The Company is dependent upon its ability to attract and retain management personnel responsible for the day-to-day operations of each of the Company's facilities. In addition, a possible shortage of nurses or other trained personnel may require the Company to enhance its wage and benefits package in order to compete in the hiring and retention of such personnel or to hire more expensive temporary personnel. The Company will also be dependent upon the available labor pool of semi-skilled and unskilled employees in each of the markets in which it will operate. Any significant failure by the Company to attract and retain qualified management and staff personnel, to control its labor costs or to pass on any increased labor costs to residents through rate increases could have a material adverse effect on the Company.

      Government Regulation. Health care is an area of extensive and frequent regulatory change. The assisted living industry is relatively new, and, accordingly, the manner and extent to which it is regulated at the Federal and state levels are evolving. Changes in the laws or new interpretations of existing laws may have a significant impact on the Company's methods and costs of doing business. The Company is subject to varying degrees of regulation and licensing by health or social service agencies and other regulatory authorities in the various states and localities where it operates or intends to operate.

      The Company's success will depend in part upon its ability to satisfy applicable regulations and requirements and to procure and maintain required licenses in rapidly changing regulatory environments. Any failure to satisfy applicable regulations or to procure or maintain a required license could have a material adverse effect on the Company. Furthermore, certain regulatory developments such as revisions in building code requirements for assisted living facilities, mandatory increases in the scope and quality of care to be offered to residents and revisions in licensing and certification standards could have a material adverse effect on the Company. There can be no assurance that Federal, state or local laws or regulations will not be imposed or expanded which would have a material adverse effect on the Company. The Company's operations are also subject to health and other state and local government regulations.

      In addition, in most states in which the Company participates in government reimbursement programs, the Company's operations are subject to Federal and/or state requirements or provisions which prohibit certain business practices and relationships that might affect the provision and cost of health care services reimbursable under Medicaid. The Company's failure to comply with the regulations and requirements applicable to a facility could result in the imposition of significant fines and increased costs, a revocation of the Company's license to operate that facility, and, if sufficiently serious in nature, the inability of the Company to maintain or obtain licenses to operate other facilities. Any such event could have a material adverse effect on the Company.

      Federal and state anti-remuneration laws, such as the Medicare/Medicaid anti-kickback law, govern certain financial arrangements among health care providers and others who may be in a position to refer or recommend patients to such providers. These laws prohibit, among other things, certain direct and indirect payments that are intended to induce the referral of patients to, the arranging for services by, or the recommending of, a particular provider of healthcare items or services. The Medicare/Medicaid anti-kickback law has been broadly interpreted to apply to certain contractual relationships between healthcare providers and sources of patient referral. Similar state laws vary from state to state, are sometimes vague and seldom have been interpreted by courts or regulatory agencies. Violation of these laws can result in loss of licensure, civil and criminal penalties, and exclusion of healthcare providers or suppliers from participation in (i.e., furnishing covered items or services to beneficiaries of) the Medicare and Medicaid programs. It is expected that the Company will be subject to these laws. There can be no assurance that such laws will be interpreted in a manner consistent with the practices of the Company, and any interpretation inconsistent with the practices of the Company could have a material adverse effect on the Company.

      Environmental Risks. Under various Federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be held liable for the cost of removal or remediation of certain hazardous or toxic substances, including, without limitation, asbestos-containing materials, that could be located on, in or under such property. As a result, the presence, with or without the Company's knowledge, of hazardous or toxic substances at any property held or operated by the Company, or acquired or operated by the Company in the future, could have a material adverse effect on the Company. Environmental audits performed on properties leased or managed by the Company have not revealed any significant environmental liability that management believes would have a material adverse effect on the Company; however, there can be no assurance that existing environmental audits with respect to any of the properties leased or managed by the Company have revealed all environmental liabilities.

      Liability and Insurance. The Company's business entails an inherent risk of liability. In recent years, participants in the assisted living and long-term care industry, including the Company, have become subject to an increasing number of lawsuits alleging negligence or related legal theories, many of which involve large claims and significant legal costs. The Company is from time to time subject to such suits as a result of the nature of its business. The Company currently maintains insurance policies in amounts and with such coverage and deductibles as it believes are adequate, based on the nature and risks of its business, historical experience and industry standards. The Company currently maintains professional liability insurance and general liability insurance. There can be no assurance that claims will not arise which are in excess of the Company's insurance coverage or are not covered by the Company's insurance. Any successful claim against the Company not covered by, or in excess of, the Company's insurance could have a material adverse effect on the Company. Claims against the Company, regardless of their merit or eventual outcome, may also have a material adverse effect on the Company's ability to attract residents or expand its business and would require management to devote time to matters unrelated to the operation of the Company's business. In addition, the Company's insurance policies must be renewed annually, and there can be no assurance that the Company will be able to continue to obtain liability insurance coverage in the future or, if available, that such coverage will be available on acceptable terms. Any failure of the Company to retain liability insurance coverage or to obtain such coverage on acceptable terms could have a material adverse effect on the Company.

      Dependence on Reimbursement by Third-Party Payors. The Company's revenues from the services it provides for skilled nursing facilities are dependent upon reimbursement from third-party payors, including Medicare, state Medicaid programs and private insurers. There can be no assurance that such revenues will fully pay the cost of providing services to residents covered by Medicare and Medicaid. Although in 1996 a substantial portion of the Company's revenue was derived from Medicare and Medicaid payments, the Company anticipates that in 1997 and going forward, revenue from sources other than Medicare and Medicaid will constitute a substantially greater portion of overall revenue. The revenues and profitability of the Company will be affected by the continuing efforts of governmental and private third-party payors to contain or reduce the costs of health care by attempting to lower reimbursement rates, increasing case management review of services and negotiating reduced contract pricing. In an attempt to reduce the Federal and certain state budget deficits, there have been, and management expects that there will continue to be, a number of proposals to limit Medicare and Medicaid reimbursement in general. Adoption of any such proposals at either the Federal or the state level could have a material adverse effect on the Company.

      Certain Anti-takeover Provisions. Certain provisions of the Company's Restated Certificate of Incorporation and By-laws and of Delaware General Corporation Law could, together or separately, discourage potential acquisition proposals, delay or prevent a change in control of the Company and limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. Certain of these provisions provide for the issuance, without further stockholder approval, of preferred stock with rights and privileges which could be senior to the Common Stock, the payment of a "fair" price (or Board approval by continuing directors) in connection with certain business combinations with interested stockholders, no right of the stockholders to call a special meeting of stockholders, restrictions on the ability of stockholders to nominate directors and submit proposals to be considered at stockholders' meetings, and a super-majority voting requirement in connection with the removal of directors and the adoption of stockholders' amendments to the By-laws. The Company also is subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date that such stockholder became an interested stockholder.

      Limitations on Repurchase of Notes. If a Repurchase Event (as defined) were to occur, there can be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing to pay the repurchase price in cash for all Notes tendered by holders thereof. The Company's ability to repurchase Notes with cash may also be limited or prohibited by the terms of its then-existing borrowing arrangements due to dividend restrictions. Moreover, although under the Indenture the Company may elect, subject to satisfaction of certain conditions, to pay the repurchase price for the Notes using shares of Common Stock, any future credit agreements or other agreements relating to other indebtedness (including other Senior Indebtedness) to which the Company becomes a party may contain restrictions on or prohibitions of the repurchase of the Notes by the Company that apply even if the purchase price is paid with shares of capital stock. In the event a Repurchase Event occurs at a time when the Company is prohibited from repurchasing Notes, the Company could seek the consent of its lenders to the repurchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company dos not obtain such a consent or repay such borrowings, the Company would remain prohibited from repurchasing Notes. In such case, the Company's failure to repurchase the Notes would constitute an Event of Default under the Indenture whether or not payment of the repurchase price is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under Senior Indebtedness of the Company. Moreover, the occurrence of a Repurchase Event in and of itself may constitute an event of default under Senior Indebtedness of the Company. As a result, in either case, payment of the repurchase price of the Notes with cash would, absent a waiver, be prohibited under the subordination provisions of the Indenture until the Senior Indebtedness is paid in full. See "Description of Notes--Subordination" and "--Subordination."

      No Notes may be repurchased at the option of holders upon a Repurchase Event if there has occurred and is continuing an Event of Default described under "Description of Notes--Events of Default and Remedies" (other than a default in the payment of the repurchase price with respect to such Notes on the repurchase date).

      Possible Volatility of Notes and Stock Price. Economic or other external factors may have a significant impact on CareMatrix's business and on the market price of the Notes and the Common Stock into which the Notes are convertible. Fluctuations in financial performance from period to period also may have a significant impact on the market price of the Notes and the Common Stock.

      Absence of Active Public Market for the Notes. There is currently no active public market for the Notes. Although the Initial Purchasers have advised the Company that they currently intend to make a market in the Notes, they are not obligated to do so and may discontinue such market making at any time without notice. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. Accordingly, there can be no assurance that any active market for the Notes will develop or that any market which does develop will be maintained. The failure of an active market for the Notes to develop or to be sustained could have a material adverse effect on the trading price of such Notes could be adversely affected. Prior to the resale thereof pursuant to this Prospectus each of the Notes was eligible for trading in Private Offerings, Resales and Trading through the PORTAL Market. Notes sold pursuant to this Prospectus will no longer be eligible for trading in PORTAL Market. The Company does not intend to apply for listing of the Notes on any securities exchange.

                                   THE COMPANY

      The Company is a provider of assisted living services, and owns, leases or manages its facilities. The Company's strategy is to provide a full range of assisted living and related services across a range of pricing options. The Company expects its assisted-living facilities to serve as the foundation from which it will provide a continuum of care for its residents. When its assisted living facilities are integrated with supportive independent living facilities, skilled nursing/rehabilitation facilities and Alzheimer's care programs, the Company believes that it will have the ability to provide a less stressful transition for those of its residents who need a higher degree of care to more supportive environments either within the same facility, in a campus setting or in a nearby facility.

      The Company's principal place of business is 197 First Avenue, Needham, Massachusetts 02194; and its telephone number at that address is (781) 433-1000. Unless otherwise indicated or required by the context, references to the "Company" include its consolidated subsidiaries.


                                 USE OF PROCEEDS

      The Notes and shares of Common Stock offered by the Selling
Securityholders are not being sold by the Company, and the Company will not receive any proceeds from the sale thereof.


                       RATIO OF EARNINGS TO FIXED CHARGES


                                            Year ended December, 31            June 24, 1994
                  Six months ended          -----------------------           (inception) to
                    June 30, 1997           1996              1995            December 31, 1994
                  ----------------          ----              ----            -----------------
Ratio                   3.13            (less than)1.0     (less than)1.0        (less than)1.0

      For purposes of computing the ratio of earnings to fixed charges, earnings represent income from operations before income taxes, plus fixed charges. Earnings also includes interest, amortization of financing costs, and the portion of operating rental expense which management believes is representative of the interest component of rental expense. For the period from June 24, 1994 (inception) to December 31, 1994, and the years ended December 31, 1995 and 1996, for the purposes of computing the ratio of earnings to fixed charges, the Company had earnings deficiencies of $2.6 million, $7.2 million, and $6.6 million, respectively.

                             SELLING SECURITYHOLDERS

     The following table sets forth information concerning the principal amount of Notes beneficially owned by each Selling Securityholder or record holder of Notes and the number of shares of Common Stock issuable upon conversion of the Notes (the "Conversion Shares") which may be offered from time to time pursuant to this Prospectus. Other than their ownership of the Company's securities, none of the Selling Securityholders has had any material relationship with the Company within the past three years, other than Morgan Stanley & Co. Incorporated, Natwest Securities Corporation, PaineWebber Incorporated and BancAmerica Robertson Stephens, each of which has acted as an Initial Purchaser and/or underwriter for the Company. In addition, BancAmerica Robertson Stephens has entered into a Securities Loan Agreement with certain shareholders of the Company with respect to their shares of Commmon Stock of the Company, which shares of Common Stock may become registered under the Securities Act. The table has been prepared based on information furnished to the Company by the Depository Trust Company and/or by or on behalf of the Selling Securityholders.


                                          Principal Amount of                       Number of
                                               Debentures        Percentage of     Conversion       Percentage of
                                           Beneficially Owned     Debentures       Shares That      Common Stock
Name(1)                                   That May Be Sold(1)   Outstanding(1)   May Be Sold(2)    Outstanding(3)
-------                                   -------------------   --------------   --------------    --------------
BancAmerica Robertson Stephens                  3,000,000            2.6%            103,896            0.6%

Bank of New York                               14,600,000           12.7%            505,627            2.9%

Bankers Trust Company                           3,045,000            2.6%            105,454            0.6%

Bear, Stearns Securities Corp.                  7,800,000            6.8%            270,129            1.5%

Bank of America Personal Trust                    390,000            0.3%             13,506            0.1%

BOST & CO                                         250,000            0.2%              8,658            0.1%

Boston Safe Deposit
  and Trust Company                             9,395,000            8.2%            325,367            1.9%

Brown Brothers Harriman & Co.                   4,000,000            3.5%            138,528            0.8%

Chase Manhattan Bank                            3,974,000            3.5%            137,627            0.8%

Chase Manhattan Bank/Chemical                     420,000            0.4%             14,545            0.1%

Chase Manhattan Bank, Trust                     1,150,000            1.0%             39,826            0.2%

Chase Manhattan Bank
  Trust Co. of California                       1,000,000            0.9%             34,632            0.2%

Citibank, N.A.                                  1,530,000            1.3%             52,987            0.3%

Corestates Bank, N.A.                           1,740,000            1.5%             60,259            0.3%

Donaldson, Lufkin and Jenrette
  Securities Corp.                              1,500,000            1.3%             51,948            0.3%

First National Bank of
  Maryland, N.A.                                  160,000            0.1%              5,541            0.0%

Fleet Bank of Massachusetts, N.A.                  65,000            0.1%              2,251            0.0%

Forest Convertible Opportunity Fund               250,000            0.2%              8,658            0.1%

Forest Fulcrum FD LP                            2,800,000            2.4%             96,969            0.6%

Forest Global Convertible Fund
  Series A5                                     1,555,000            1.4%             53,852            0.3%

Fox Family Portfolio Partnership                  200,000            0.2%              6,926            0.0%

Goldman, Sachs & Co.                            6,850,000            6.0%            237,229            1.4%

Lehman Brothers International                     50,000             0.0%              1,731            0.0%

Lewco Securities Corp.                            100,000            0.1%              3,463            0.0%

Lehman Brothers International (Europe)
  --Prime Broker (LBI)                          6,500,000            5.7%            225,108            1.3%

LLT Limited                                       200,000            0.2%              6,926            0.0%

Mercantile Safe Deposit & Trust                 3,615,000            3.1%            125,194            0.7%



                                      -13-

                                          Principal Amount of                     Number of
                                               Debentures        Percentage of    Conversion       Percentage of
                                           Beneficially Owned     Debentures      Shares That      Common Stock
Name(1)                                   That May Be Sold(1)   Outstanding(1)   May Be Sold(2)    Outstanding(3)
-------                                   -------------------   --------------   --------------    --------------

Morgan Stanley & Co.                             5,900,000           5.1%            204,329           1.2%
  Incorporated

Natwest Securities Corporation                   3,500,000           3.0%            121,212           0.7%

The Northwestern Mutual Life
  Insurance Company                              3,000,000           2.6%            103,896           0.6%

Northern Trust Company                           1,217,000           1.1%             42,147           0.2%

PaineWebber Incorporated                           300,000           0.3%             10,389           0.1%

PNC Bank, National Association                   1,214,000           1.1%             42,043           0.2%

Q Investments, L.P.                              1,600,000           1.4%             55,411           0.3%

R2 Investments, L.P.                               400,000           0.3%             13,852           0.1%

Shepherd Investments International, Ltd.         2,500,000           2.2%             86,580           0.5%

Societe Generale Securities Corp.                  600,000           0.5%             20,779           0.1%

Spear, Leeds & Kellogg                             520,000           0.5%             18,008           0.1%

SSB - Custodian                                 17,587,000          15.3%            609,073           3.5%

Suntrust Bank, Atlanta                             153,000           0.1%              5,298           0.0%

Wachovia Bank of
  North Carolina, N.A.                             375,000           0.3%             12,987           0.1%

-----------------------------------
(1) The information set forth herein is as of October 9, 1997, is based upon $115,000,000 aggregate principal amount of Notes outstanding.

(2) Assumes conversion of the full amount of Notes held by such holder at the initial rate of $28.875 in principal amount of Notes per share of Common Stock. Under the terms of the Indenture (as defined herein), fractional shares will not be issued upon conversion of the Notes; cash will be paid in lieu of fractional shares, if any.

(3) Based on the 17,205,412 shares of Common Stock outstanding as of October 1, 1997, treating as outstanding the number of Conversion Shares shown as being issuable upon the assumed conversion by the named holder of the full amount of such holder's Notes, but not assuming the conversion of the Notes of any other holder.

                  The information concerning the Selling Securityholders may change from time to time and will be set forth in supplements to this Prospectus. In addition, the per share conversion price and, therefore, the number of shares of Common Stock issuable upon conversion of the Notes is subject to adjustment under certain circumstances as specified in the Indenture. Accordingly, the number of shares of Common Stock issuable upon conversion of the Notes may change. In addition, the aggregate principal amount of the Notes is subject to change as a result of redemptions and conversions under the terms of the Indenture. As of the date of this Prospectus, the aggregate principal amount of Debentures outstanding is $115,000,000, which may be converted into 3,982,684 shares of Common Stock.

                  Because the Selling Securityholders may offer all or some of the Notes and shares of Common Stock issued upon conversion thereof pursuant to the offering contemplated by this Prospectus, and to the Company's knowledge there are currently no agreements, arrangements or understandings with respect to the sale of any of the Notes or shares of Common Stock that may be held by the Selling Securityholders after completion of this offering, no estimate can be given as to the principal amount of the Notes or shares of Common Stock that will be held by Selling Securityholders after completion of this offering. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

      The Selling Securityholders may sell all or a portion of the Notes and shares of Common Stock beneficially owned by them and which may be offered hereby from time to time on any exchange or market on which the securities are listed or quoted, as applicable, on terms to be determined at the times of such sales. The Selling Securityholders may also make private sales directly or through a broker or brokers. Alternatively, any of the Selling Securityholders may from time to time offer the Notes or shares of Common Stock which may be offered hereby through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the Selling Securityholders and the purchasers of the Notes or shares of Common Stock for whom they may act as agent. Such underwriters, dealers or agents may include the Initial Purchasers of the Notes, which may perform investment banking or other services for or engage in other transactions with the Company from time to time in the future.

      To the extent required, the aggregate principal amount of Notes and number of shares of Common Stock to be sold hereby, the names of the Selling Securityholders, the purchase price, the name of any such agent, dealer or underwriter and any applicable commissions, discounts or other terms constituting compensation with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. The aggregate proceeds to the Selling Securityholders from the sale of the Notes or shares of Common Stock offered by them hereby will be the purchase price of such Notes or shares of Common Stock less discounts and commissions, if any.

      The Notes and the shares of Common Stock which may be offered hereby may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the holders of such securities or by agreement between such holders and underwriters or dealers who receive fees or commissions in connection therewith.

      The outstanding Common Stock is listed for trading on the American Stock Exchange, and the shares of Common Stock issuable upon conversion of the Notes have been authorized for listing on the American Stock Exchange. There is no assurance as to the development or liquidity of any trading market that may develop for the Notes.

      In order to comply with the securities laws of certain states, if applicable, the Notes and shares of Common Stock offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the Notes and shares of Common Stock offered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and compliance with same is effected.

      The Selling Securityholders and any broker-dealers, agents or underwriters that participate with the Selling Securityholders in the distribution of the Notes or shares of Common Stock offered hereby may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions or discounts received by such broker-dealers, agents or underwriters and any profit on the resale of the Notes or shares of Common Stock offered hereby and purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     BancAmerica Robertson Stephens has entered into a Securities Loan Agreement with certain shareholders of the Company with respect to their shares of Common Stock of the Company, which shares of Common Stock may become registered under the Securities Act.

      The Company has agreed to indemnify the Selling Securityholders against certain liabilities arising under the Securities Act. The Company has agreed to pay all expenses incident to the offer and sale of the Notes and Common Stock offered hereby by the Selling Securityholders to the public, other than selling commissions and fees.


                              DESCRIPTION OF NOTES

      The Notes were initially issued under an indenture dated as of August 15, 1997 (the "Indenture"), between the Company and State Street Bank and Trust Company, as trustee (the "Trustee"). The terms of the Notes include those stated in the Indenture and those stated in the Registration Rights Agreement dated August 15, 1997 (the "Registration Rights Agreement") between the Company and Initial Purchasers. The following summaries of certain provisions of the Notes, the Indenture and the Registration Rights Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Notes, the Indenture and the Registration Rights Agreement, including the definitions therein of certain terms which are not otherwise defined in this Prospectus. Wherever particular provisions or defined terms of the Indenture (or of the form of Note which is a part thereof) or the Registration Rights Agreement are referred to, such provisions or defined terms are incorporated herein by reference. Copies of the Indenture, Note and Registration Rights Agreement are available from the Company upon request. As used in this Description of Notes, the "Company" refers only to CareMatrix Corporation and does not, unless the context otherwise indicates, include any of its subsidiaries.

      General. The Notes represent unsecured, general obligations of the Company subordinate in right of payment to certain other obligations of the Company as described under "--Subordination," and convertible into Common Stock as described under "--Conversion." The Notes are limited to $115,000,000 aggregate principal amount, issued in fully registered form only in denominations of $1,000 or any multiple thereof and will mature on August 15, 2004, unless earlier redeemed at the option of the Company or repurchased by the Company at the option of the holder upon a Repurchase Event (as defined).

      The Notes bear interest from August 18, 1997 at the annual rate set forth on the cover page hereof, payable semi-annually on February 15 and August 15, commencing on February 15, 1998, to holders of record at the close of business on the preceding February 1 and August 1, respectively (subject to certain exceptions in the case of conversion, redemption or repurchase of such Notes prior to the applicable interest payment date). Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

      Principal and premium, if any, will be payable, and the Notes may be presented for conversion, registration of transfer and exchange, without service charge, at the office of the Company maintained by the Company for such purposes in the Borough of Manhattan, The City of New York, which is currently an office or agency of the Trustee. In addition, interest may, at the Company's option, be paid by check mailed to such holder, provided that a holder of Notes with an aggregate principal amount in excess of $2,000,000 will be paid by wire transfer in immediately available funds at the election of such holder. Reference is made to "--Form, Denomination and Registration" for information as to Notes held by "qualified institutional buyers" and "Non-U.S. persons."

      The Indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of securities of the Company or the incurrence of Senior Indebtedness or other indebtedness. The Indenture contains no covenants or other provisions to afford protection to holders of Notes in the event of a highly leveraged transaction or a change in control of the Company except to the limited extent described under "--Repurchase at Option of Holders Upon a Repurchase Event" below.

      No service charge will be made for any registration or transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. The Company is not required to exchange or register the transfer of: (i) any Note for a period of 15 days next preceding any selection of Notes to be redeemed,
(ii) any Note or portion thereof selected for redemption, (iii) any Note or portion thereof surrendered for conversion, or (iv) any Note or portion thereof surrendered for repurchase (and not withdrawn) in connection with a Repurchase Event.

      Conversion. The holders of Notes will be entitled at any time through the close of business on the final maturity date of the Notes, subject to prior redemption or repurchase, to convert any Notes or portions thereof (in denominations of $1,000 or multiples thereof) into Common Stock of the Company, at the conversion price set forth on the cover page of this Prospectus, subject to adjustment as described below. Except as described below, no adjustment will be made on conversion of any Notes for interest accrued thereon or for dividends on any Common Stock issued. If Notes are converted after a record date for the payment of interest and prior to the next succeeding interest payment date, such Notes, other than Notes called for redemption pursuant to a redemption notice mailed to the holders by the Company in accordance with the Indenture, must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount so converted. The Company is not required to issue fractional shares of Common Stock upon conversion of Notes and, in lieu thereof, will pay a cash adjustment based upon the market price of the Common Stock on the last business day prior to the date of conversion. In the case of Notes called for redemption, conversion rights will expire at the close of business on the business day preceding the date fixed for redemption, unless the Company defaults in payment of the redemption price. A Note for which a holder has delivered a Repurchase Event purchase notice exercising the option of such holder to require the Company to repurchase such Note may be converted only if such notice is withdrawn by a written notice of withdrawal delivered by the holder to the Company prior to the close of business on the business day immediately preceding the date fixed for repurchase.

      The right of conversion attaching to any Note may be exercised by the holder by delivering the Note at the specified office of a conversion agent, accompanied by a duly signed and completed notice of conversion, together with any funds that may be required as described in the preceding paragraph. The conversion date shall be the date on which the Note, the duly signed and completed notice of conversion, and any funds that may be required as described in the preceding paragraph shall have been so delivered. A holder delivering a Note for conversion will not be required to pay any taxes or duties payable in respect of the issuance or delivery of Common Stock on conversion, but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issuance or delivery of the Common Stock in a name other than that of the holder of the Note. Certificates representing shares of Common Stock will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid.

      The initial conversion price of $28.875 per share of Common Stock is subject to adjustment (under formulae set forth in the Indenture) in certain events, including: (i) the issuance of Common Stock as a dividend or distribution on Common Stock; (ii) certain subdivisions and combinations of the Common Stock; (iii) the issuance to all holders of Common Stock of certain rights or warrants to purchase Common Stock at less than the current market price of the Common Stock; (iv) the dividend or other distribution to all holders of Common Stock of shares of capital stock of the Company (other than Common Stock) or evidences of indebtedness of the Company or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above or paid exclusively in cash); (v) dividends or other distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (iv)) to all holders of Common Stock to the extent that such distributions, combined together with (A) all other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made plus (B) any cash and the fair market value of other consideration payable in respect of any tender offers by the Company or any of its subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of the Company's market capitalization (being the product of the then current market price of the Common Stock times the number of shares of Common Stock then outstanding) on the record date for such distribution; (vi) the purchase of Common Stock pursuant to a tender offer made by the Company or any of its subsidiaries to the extent that the same involves an aggregate consideration that, together with (X) any cash and the fair market value of any other consideration payable in any other tender offer by the Company or any of its subsidiaries for Common Stock expiring within the 12 months preceding such tender offer in respect of which no adjustment has been made plus (Y) the aggregate amount of any such all-cash distributions referred to in clause (v) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of the Company's market capitalization on the expiration of such tender offer; and (vii) payment in respect of a tender offer or exchange offer by a person other than the Company or any subsidiary of the Company in which, as of the closing of the offer, the Board of Directors is not recommending rejection of the offer. The adjustment referred to in clause
(vii) above will only be made if the tender offer or exchange offer is for an amount which increases that person's ownership of Common Stock to more than 25% of the total shares of Common Stock outstanding, and only if the cash and value of any other consideration included in such payment per share of Common Stock exceeds the current market price per share of Common Stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange. The adjustment referred to in clause (vii) above will not be made, however, if, as of the closing of the offer, the offering documents with respect to such offer disclose a plan or an intention to cause the Company to engage in any transaction described below in "--Consolidation, Merger or Assumption."

      The Indenture provides that if the Company implements a stockholders' rights plan, such rights plan must provide that upon conversion of the Notes the holders will receive, in addition to the Common Stock issuable upon such conversion, such rights whether or not such rights have separated from the Common Stock at the time of such conversion.

      In the case of (i) any reclassification or change of the Common Stock (other than changes in par value or resulting from a subdivision or combination) or (ii) a consolidation, merger or combination involving the Company or a sale or conveyance to another corporation of the property and assets of the Company as an entirety or substantially as an entirety, in each case as a result of which holders of Common Stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the holders of the Notes then outstanding will be entitled thereafter to convert such Notes into the kind and amount of shares of stock, other securities or other property or assets (including cash) which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, combination, sale or conveyance had such Notes been converted into Common Stock immediately prior to such reclassification, change, consolidation, merger, combination, sale or conveyance (assuming, in a case in which the Company's stockholders may exercise rights of election, that a holder of Notes would not have exercised any rights of election as to the stock, other securities or other property or assets (including cash) receivable in connection therewith and received per share the kind and amount received per share by a plurality of non-electing shares).

      In the event of a taxable distribution to holders of Common Stock (or other transaction) which results in any adjustment of the conversion price, the holders of Notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock. See "Certain Federal Income Tax Considerations."

      The Company from time to time may, to the extent permitted by law, reduce the conversion price of the Notes by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such decrease, if the Board of Directors has made a determination that such decrease would be in the best interests of the Company, which determination shall be conclusive. The Company may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "Certain Federal Income Tax Considerations."

      No adjustment in the conversion price will be required unless such adjustment would require a change of at least l% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing.

      Optional Redemption by the Company. The Notes are not redeemable at the option of the Company prior to August 18, 2000. At any time on or after that date, the Notes may be redeemed at the Company's option on at least 20 but not more than 60 days' notice, as a whole or, from time to time in part, at the following prices (expressed in percentages of the principal amount), together with accrued interest to, but excluding, the date fixed for redemption; provided that if a redemption date is an interest payment date, the semi-annual payment of interest becoming due on such date shall be payable to the holder of record as of the relevant record date.

      If redeemed during the 12-month period beginning August 15 (August 18, 2000 through August 14, 2001 in the case of the first such period):

  Year                                                          Redemption Price
  ----                                                          ----------------
  2000 .............................................................  103.571%
  2001 .............................................................  102.679
  2002 .............................................................  101.786
  2003 .............................................................  100.893

and 100% at August 15, 2004.

      If fewer than all the Notes are to be redeemed, the Trustee will select the Notes to be redeemed in principal amounts of $1,000 or multiples thereof by lot or on a pro rata basis or by a method the Trustee considers fair and appropriate (as long as such method is not prohibited by the rules of any United States national securities exchange or of an established automated over-the-counter trading market in the United States on which the Notes are then listed). If any Note is to be redeemed in part only, a new Note or Notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder's Notes is selected for partial redemption and such holder converts a portion of such Notes, such converted portion shall be deemed to be taken from the portion selected for redemption.

      No sinking fund is provided for the Notes.

      Repurchase at Option of Holders Upon a Repurchase Event. The Indenture provides that if a Repurchase Event (as defined) occurs, each holder of Notes shall have the right, at the holder's option, to require the Company to repurchase all of such holder's Notes, or any portion thereof that is an integral multiple of $1,000, on the date (the "repurchase date") that is 40 calendar days (or, if such 40th day is not a Business Day, the next succeeding Business Day) after the date of the Company Notice (as defined), for cash at a price equal to 100% of the principal amount of the Notes, together with accrued interest, if any, to the repurchase date (the "repurchase price"), provided, however, that if a repurchase date is an interest payment date, the semi-annual payment of interest becoming due on such date shall be payable to the holder of record as of the relevant record date.

      The Company may, at its option, in lieu of paying the repurchase price in cash, pay the repurchase price in Common Stock valued at 95% of the average of the closing prices of the Common Stock for the five consecutive trading days ending on and including the third trading day preceding the repurchase date. Payment may not be made in Common Stock unless the Company satisfies certain conditions with respect to such payment as provided in the Indenture.

      Within 15 calendar days after the occurrence of a Repurchase Event, the Company is obligated to mail to all holders of record of the Notes a notice (the "Company Notice") of the occurrence of such Repurchase Event and of the repurchase right arising as a result thereof. The Company must deliver a copy of the Company Notice to the Trustee and cause a copy or a summary of such notice to be published in a newspaper of general circulation in the city of New York. To exercise the repurchase right, a holder of such Notes must deliver, on or before the 35th day after the Company Notice, written notice to the Company (or an agent designated by the Company for such purpose) and the Trustee of the holder's exercise of such right, together with the Notes with respect to which the right is being exercised, duly endorsed for transfer.

      "Repurchase Event" means a Change in Control (as defined) or a Termination of Trading (as defined).

      "Change in Control" will be deemed to have occurred when (i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange
Act) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and

13d-5 under the Exchange Act) of shares representing more than 50% of the combined voting power of the then outstanding securities entitled to vote generally in elections of directors of the Company ("Voting Stock"); (ii) approval by stockholders of the Company of any plan or proposal for the liquidation, dissolution or winding up of the Company; (iii) the Company (A) consolidates with or merges into any other corporation or any other corporation merges into the Company, and in the case of any such transaction, the outstanding Common Stock of the Company is changed or exchanged into or for other assets or securities as a result, unless the stockholders of the Company immediately before such transaction own, directly or indirectly immediately following such transaction, at least 51% of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion as their ownership of the Voting Stock immediately before such transaction or (B) conveys, transfers or leases all or substantially all of its assets to any person; or (iv) any time Continuing Directors (as defined) do not constitute a majority of the Board of Directors of the Company (or, if applicable, a successor corporation to the Company); provided that a Change in Control shall not be deemed to have occurred if either
(x) the last sale price of the Common Stock for any five trading days during the ten trading days immediately preceding the Change in Control is at least equal to 105% of the conversion price in effect on such day or (y) in the case of a merger or consolidation otherwise constituting a Change in Control, all of the consideration (excluding cash payments for fractional shares) in such merger or consolidation constituting the Change in Control consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such Change in Control) and as a result of such transaction or transactions such Notes become convertible solely into such common stock. A Change in Control also shall not be deemed to have occurred if Abraham D. Gosman or a group (within the meaning of Section 13(d) of the Exchange Act) that includes Abraham D. Gosman (a "Permitted Investor") becomes the beneficial owner of more than 50% of the Voting Stock, provided that, if as a consequence of any transaction involving a Permitted Investor, or in which a Permitted Investor has an interest, less than 30% of the number of shares of Common Stock outstanding upon the issuance of the Notes are neither listed for trading upon a national securities exchange nor approved for trading or quoted for trading on the Nasdaq National Market, then a Change in Control shall be deemed to have occurred upon the consummation of such transaction.

      "Continuing Director" means at any date a member of the Company's Board of Directors (i) who was a member of such board on August 18, 1997 or (ii) who was nominated or elected by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Company's Board of Directors was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or such lesser number comprising a majority of a nominating committee if authority for such nominations or elections has been delegated to a nominating committee whose authority and composition has been approved by at least a majority of the directors who were continuing directors at the time such committee was formed. (Under this definition, if the current Board of Directors of the Company were to approve a new director or directors and then resign, no Change in Control would occur even though the current Board of Directors would thereafter cease to be in office).

      The phrase "all or substantially all" of the assets of the Company, as included in the definition of Change in Control, is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of "all or substantially all" of the assets of the Company has occurred.

      A "Termination of Trading" shall have occurred if the Common Stock (or other common stock into which the Notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.

      If a Repurchase Event were to occur, there can be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price in cash for all Notes tendered by holders thereof. The Company's ability to repurchase Notes with cash may also be limited or prohibited by the terms of its then-existing borrowing arrangements due to dividend restrictions. Moreover, although under the Indenture the Company may elect, subject to satisfaction of certain conditions, to pay the repurchase price for the Notes using shares of Common Stock, any future credit agreements or other agreements relating to other indebtedness (including other Senior Indebtedness) to which the Company becomes a party may contain restrictions on or prohibitions of the repurchase of the Notes by the Company that apply even if the purchase price is paid with shares of capital stock. In the event a Repurchase Event occurs at a time when the Company is prohibited from repurchasing Notes, the Company could seek the consent of its lenders to repurchase the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from repurchasing Notes. In such case, the Company's failure to repurchase the Notes would constitute an Event of Default under the Indenture whether or not payment of the repurchase price is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under Senior Indebtedness of the Company. Moreover, the occurrence of a Repurchase Event may, in turn, cause a default under Senior Indebtedness of the Company. As a result, in either case, payment of the repurchase price of the Notes with cash would, absent a waiver, be prohibited under the subordination provisions of the Indenture until the Senior Indebtedness is paid in full. See "--Subordination" below and "Risk Factors--Subordination."

      No Notes may be repurchased at the option of holders upon a Repurchase Event if there has occurred and is continuing an Event of Default described under "--Events of Default and Remedies" below (other than a default in the payment of the repurchase price with respect to such Notes on the repurchase date).

      The foregoing provisions would not necessarily afford holders of the Notes protection in the event of a highly leveraged transaction, a change in control of the Company or other transactions involving the Company that may adversely affect holders. The Company could, in the future, enter into certain transactions, including certain recapitalizations of the Company, that would not constitute a Change in Control but that would increase the amount of Senior Indebtedness (or other indebtedness) outstanding at such time. There are no restrictions in the Indenture or the Notes on the creation of additional Senior Indebtedness (or any other indebtedness of the Company or any of its subsidiaries) and the incurrence of significant amounts of additional indebtedness could have an adverse impact on the Company's ability to service its debt, including the Notes. The Notes are subordinate in right of payment to all existing and future Senior Indebtedness as described under "--Subordination" below.

      Certain leveraged transactions sponsored by the Company's management or an affiliate of the Company could constitute a Change in Control that would give rise to the repurchase right. The Indenture does not provide the Company's Board of Directors with the right to limit or waive the repurchase right in the event of any such leveraged transaction. The right to require the Company to repurchase Notes as a result of a Repurchase Event could have the effect of delaying, deferring or preventing a Change in Control or other attempts to acquire control of the Company unless arrangements have been made to enable the Company to repurchase all of the Notes at the repurchase date. Consequently, the right may render more difficult or discourage a merger, consolidation or tender offer (even if such transaction is supported by the Company's Board of Directors or is favorable to the stockholders), the assumption of control by a holder of a large block of the Company's shares and the removal of incumbent management. The Repurchase Event repurchase right, however, is not the result of management's knowledge of any specific effort to accumulate shares of Common Stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise. Instead, the Repurchase Event repurchase right is a standard term contained in other similar debt offerings and the terms of such feature have resulted from negotiations between the Company and the Initial Purchasers.

      Rule 13e-4 under the Exchange Act requires, among other things, the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to holders of the Notes. The Company will comply with this rule to the extent applicable at that time.

      Subordination. The indebtedness evidenced by the Notes is, to the extent provided in the Indenture, subordinate to the prior payment in full of all Senior Indebtedness (as defined) whether presently outstanding or hereafter incurred or created. Upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization of the Company, the payment of the principal of, or premium, if any, and interest on the Notes is to be subordinated to the extent provided in the Indenture in right of payment to the prior payment in full, in cash or in such other form of payment as may be acceptable to the holders thereof, of all Senior Indebtedness. Moreover, in the event of any acceleration of the Notes because of an Event of Default, the holders of any Senior Indebtedness then outstanding would be entitled to payment in full of all obligations in respect of such Senior Indebtedness before the holders of the Notes are entitled to receive any payment or distribution in respect thereof.

      The Company may also not make any payment upon or in respect of the Notes if (i) a default in the payment of principal of, premium, if any, interest, or other payment due on Senior Indebtedness occurs and is continuing beyond any applicable period of grace or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness (as defined) that permits holders of the Designated Senior Indebtedness as to which such default related to accelerate its maturity and the Trustee and the Company receive a notice of such default (a "Payment Blockage Notice") from a person permitted to give such notice under the Indenture. Payments on the Notes may and shall be resumed (a) in case of payment default, on the date on which such default is cured or waived or ceases to exist and (b) in case of a nonpayment default with respect to Designated Senior Indebtedness, on the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the applicable Payment Blockage Notice is received. No new period of payment blockage may be commenced pursuant to a Payment Blockage Notice unless (i) 365 days have elapsed since the first day of the effectiveness of the immediately prior Payment Blockage Notice, and (ii) all scheduled payments of principal, premium, if any, and interest on the Notes that have become due have been paid in full in cash. No default (whether or not such event of default is on the same issue of Designated Senior Indebtedness) that existed or was continuing on the date of delivery of any Payment Blockage Notice shall be, or shall be made, the basis for a subsequent Payment Blockage Notice.

      The term "Senior Indebtedness" means the principal of, premium, if any, interest on (including any interest accruing after the filing of a petition by or against the Company under any bankruptcy law, whether or not allowed as a claim after such filing in any proceeding under such bankruptcy law), and any other payment due pursuant to, any of the following, whether outstanding on the date of the Indenture or thereafter incurred or created: (a) all indebtedness of the Company for money borrowed or evidenced by notes, debentures, bonds or other securities (including, but not limited to, those which are convertible or exchangeable for securities of the Company) and all other obligations of the Company constituting the deferred purchase price of property or assets; (b) all indebtedness of the Company due and owing with respect to letters of credit (including, but not limited to, reimbursement obligations with respect thereto);
(c) all indebtedness or other obligations of the Company due and owing with respect to interest rate and currency swap agreements, cap, floor and collar agreements, currency spot and forward contracts and other similar agreements and arrangements; (d) all indebtedness consisting of commitment or standby fees due and payable to lending institutions with respect to credit facilities or letters of credit available to the Company; (e) all obligations of the Company under leases required or permitted to be capitalized under generally accepted accounting principles or under any lease or related document (including a purchase agreement) that provides that the Company is contractually obligated to purchase or cause a third party to purchase and thereby guarantee a minimum residual value of the lease property to the lessor and the obligations of the Company under such lease or related document to purchase or to cause a third party to purchase such leased property; (f) all indebtedness or obligations of others of the kinds described in any of the preceding clauses (a), (b), (c), (d) or (e) assumed by or guaranteed in any manner by the Company or in effect guaranteed (directly or indirectly) by the Company through an agreement to purchase, contingent or otherwise, and all obligations of the Company under any such guarantee or other arrangements; and (g) all renewals, extensions, refundings, deferrals, amendments or modifications of indebtedness or obligations of the kinds described in any of the preceding clauses (a), (b),
(c), (d), (e) or (f); unless in the case of any particular indebtedness, obligation, renewal, extension, refunding, amendment, modification or supplement, the instrument or other document creating or evidencing the same or the assumption or guarantee of the same expressly provides that such indebtedness, obligation, renewal, extension, refunding, amendment, modification or supplement is subordinate to, or is not superior to, or is pari passu with, the Notes; provided that Senior Indebtedness shall not include (i) any indebtedness of any kind of the Company to any subsidiary of the Company, a majority of the voting stock of which is owned, directly or indirectly, by the Company, (ii) indebtedness for trade payables or constituting the deferred purchase price of assets or services incurred in the ordinary course of business, or (iii) the Notes.

      The term "Designated Senior Indebtedness" means any particular Senior Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such Senior Indebtedness shall be "Designated Senior Indebtedness" for purposes of the Indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of holders of such Senior Indebtedness to exercise the rights of Designated Senior Indebtedness).

      Notwithstanding the foregoing, in the event that the Trustee or any holder of Notes receives any payment or distribution of assets of the Company of any kind in contravention of any of the terms of the Indenture, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the Notes before all Senior Indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of the holders of Senior Indebtedness of the Company, and will be immediately paid over or delivered to the holders of Senior Indebtedness of the Company or their respective representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any Senior Indebtedness may have been issued, as their respective interests may appear, as calculated by the Company, for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to make payment in full of all Senior Indebtedness of the Company remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Indebtedness of the Company.

      The Notes are obligations exclusively of the Company. Since the consolidated operations of the Company are partially conducted through subsidiaries, the cash flow and the consequent ability to service debt, including the Notes of the Company, are partially dependent upon the earnings of such subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to the Company. The subsidiaries of the Company are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and other payments to the Company by any such subsidiaries could be subject to statutory and contractual restrictions, are dependent upon the earnings of such subsidiaries and are subject to various business considerations. Any right of the Company to receive assets of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Notes to participate in these assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

      As of June 30, 1997, the Company had approximately $2.4 million of indebtedness outstanding (excluding accrued interest) that would have constituted Senior Indebtedness. As of June 30, 1997, there was also outstanding approximately $10.7 million in liabilities of subsidiaries of the Company (excluding intercompany liabilities and liabilities of a type not required to be reflected as liabilities on the balance sheet of such subsidiaries in accordance with generally accepted accounting principles). The Indenture will not limit the amount of additional indebtedness, including Senior Indebtedness, which the Company can create, incur, assume or guarantee, nor will the Indenture limit the amount of indebtedness which any subsidiary of the Company can create, incur, assume or guarantee.

      No provision contained in the Indenture or the Notes will affect the obligation of the Company, which is absolute and unconditional, to pay, when due, principal of, premium, if any, and interest on, the Notes. The subordination provisions of the Indenture and the Notes will not prevent the occurrence of any default or Event of Default or limit the rights of any holder of Notes to pursue any other rights or remedies with respect to the Notes.

      As a result of these subordination provisions, in the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceedings or an assignment for the benefit of the creditors of the Company or a marshaling of assets or liabilities of the Company and its subsidiaries, holders of the Notes may receive ratably less than other creditors.

      Events of Default and Remedies. An Event of Default is defined in the Indenture as being: (i) a default in payment of the principal of, or premium, if any, on the Notes (whether or not such payment is prohibited by the subordination provisions of the Indenture); (ii) default for 30 days in payment of any installment of interest on the Notes (whether or not such payment is prohibited by the subordination provisions of the Indenture); (iii) default by the Company for 45 days after notice given in accordance with the Indenture in the observance or performance of any other covenants in the Indenture; (iv) default in the payment of the repurchase price in respect of the Note on the repurchase date therefor (whether or not such payment in cash of the repurchase price is prohibited by the subordination provisions of the Indenture); (v) failure to provide timely notice of a Repurchase Event; (vi) failure of the Company or any Significant Subsidiary (as defined) to make any payment at maturity, including any applicable grace period, in respect of Indebtedness (which term as used in the Indenture means obligations of, or guaranteed or assumed by, the Company or any Significant Subsidiary for borrowed money), in an amount in excess of $5,000,000 and continuance of such failure for 30 days after notice given in accordance with the Indenture; (vii) default by the Company or any Significant Subsidiary with respect to any Indebtedness, which default results in the acceleration of Indebtedness in an amount in excess of $5,000,000 without such Indebtedness having been discharged or such acceleration having been rescinded or annulled for 30 days after notice given in accordance with the Indenture; or (viii) certain events involving bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary.

      The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default, give to the registered holders of the Notes notice of all uncured defaults known to it, but the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the best interest to such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the Notes when due or in the payment of any redemption or repurchase obligation.

      The Indenture provides that if any Event of Default shall have occurred and be continuing, the Trustee or the holders of not less than 25% in principal amount of the Notes then outstanding may declare the principal of and premium, if any, on the Notes to be due and payable immediately, but if the Company shall cure all defaults (except the nonpayment of interest on, premium, if any, and principal of any Notes which shall have become due by acceleration) and certain other conditions are met, such declaration may be canceled and past defaults may be waived by the holders of a majority in principal amount of Notes then outstanding. If an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization were to occur, all unpaid principal of and accrued interest on the outstanding Notes will become due and payable immediately without any declaration or other act on the part of the Trustee or any holders of Notes, subject to certain limitations.

      The Indenture provides that the holders of a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, subject to certain limitations specified in the Indenture. Before proceeding to exercise any right or power under the Indenture at the direction of such holders, the Trustee shall be entitled to receive from such holders reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in complying with any such direction. The right of a holder to institute a proceeding with respect to the Indenture is subject to certain conditions precedent, including the written notice by such holder of an Event of Default and an offer to indemnify to the Trustee, along with the written request by the holders of not less than 25% in principal amount of the outstanding Notes that such a proceeding be instituted, but the holder has an absolute right to institute suit for the enforcement of payment of the principal of, and premium, if any, and interest on, such holder's Notes when due and to convert such Notes.

      The holders of not less than a majority in principal amount of the outstanding Notes may on behalf of the holders of all Notes waive any past defaults, except (i) a default in payment of the principal of, or premium, if any, or interest on, any Note when due, (ii) a failure by the Company to convert any Notes into Common Stock, or (iii) a default in respect of certain provisions of the Indenture which cannot be modified or amended without the consent of the holder of each outstanding Note affected thereby.

      The Company is required to furnish to the Trustee annually within 120 days of the end of the fiscal year a statement of certain officers of the Company stating whether or not to the best of their knowledge the Company is in default in the performance and observation of certain terms of the Indenture and, if they have knowledge that the Company is in default, specifying such default. The Company is also required, upon becoming aware of any default or Event of Default, to deliver to the Trustee a statement specifying such default or Event of Default and the action the Company has taken, is taking or proposes to take with respect thereto.

      Consolidation, Merger or Assumption. The Indenture provides that the Company may not, directly or indirectly, consolidate with or merge with or into another person or sell, lease, convey or transfer all or substantially all of its assets, whether in a single transaction or a series of related transactions, to another person or group of affiliated persons, unless (i) either (a) in the case of a merger or consolidation that does not involve a transfer of all or substantially all of the Company's assets, the Company is the surviving entity or (b) the resulting, surviving or transferee entity is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes by written agreement all of the obligations of the Company in connection with the Notes and the Indenture; (ii) no default or Event of Default shall exist or shall occur immediately after giving effect on a pro forma basis to such transaction; and (iii) certain other conditions are satisfied.

      Modifications of the Indenture. The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in principal amount of the Notes at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the holders of the Notes, except that no such modification shall (i) extend the fixed maturity of any Note, reduce the rate or extend the time or payment of interest thereon, reduce the principal amount thereof or premium, if any, thereon, reduce any amount payable upon redemption or repurchase thereof, impair, or change in any respect adverse to the holders of Notes, the obligation of the Company to repurchase any Note upon the happening of a Repurchase Event, impair or adversely affect the right of a holder to institute suit for the payment thereof, change the currency in which the Notes are payable, or impair, or change in any respect adverse to the holder of the Notes, the right to convert the Notes into Common Stock subject to the terms set forth in the Indenture or modify the provisions of the Indenture with respect to the subordination of the Notes in a manner adverse to the holders of the Notes, without the consent of the holder of each Note so affected, or (ii) reduce the aforesaid percentage of Notes, without the consent of the holders of all of the Notes then outstanding.

      Registration Rights. The Company has filed a Registration Statement, of which this Prospectus forms a part (the "Registration Statement"), pursuant to the terms of the Registration Rights Agreement. Under the Registration Rights Agreement, the Company agreed to file, at its expense, with the Commission as promptly as practicable after the earliest date of initial issuance of any of the Notes, the Registration Statement (of which this Prospectus forms a part) covering resales of Transfer Restricted Securities by the holders thereof and to use all commercially reasonable efforts to cause the Registration Statement to become effective as promptly as is practicable and to keep the Registration Statement effective until the earlier of such date that is two years after the latest date of initial issuance of any of the Notes or until the Registration Statement is no longer required for transfer of any Transfer Restricted Securities. For purposes of the foregoing, "Transfer Restricted Securities" means each Note and share of Common Stock issued upon conversion thereof until the date on which such Note or share of Common Stock has been effectively registered under the Securities Act and disposed of in accordance with this Shelf Registration Statement or the date on which such Note or share of Common Stock is distributed to the public pursuant to Rule 144 under the Securities Act or is salable pursuant to Rule 144(k) under the Securities Act (or any similar provisions then in force) or the date on which such Note or share of Common Stock ceases to be outstanding, whichever date is earliest.

      The Registration Rights Agreement provides that if the Registration Statement, of which this prospectus is a part, ceases to be effective or usable (without being succeeded immediately by an additional shelf registration statement filed and declared effective which is then available for effecting resales of Transfer Restricted Securities) for a period of time which shall exceed 90 days in the aggregate in any period of 365 consecutive days (a "Registration Default"), the Company will pay liquidated damages to each holder of Securities, during the first 90-day period immediately following the occurrence of such Registration Default in an amount equal to $0.05 per week per $1,000 principal amount of Notes and, if applicable, on an equivalent basis per share (subject to adjustment in the event of stock splits, stock recombinations, stock dividends and the like) of Common Stock constituting Transfer Restricted Securities held by such holder. The rate of accrual of the liquidated damages will increase by an additional $0.05 per week per $1,000 principal amount of Notes and, if applicable, by an equivalent amount per week per share (subject to adjustment as set forth above) of Common Stock constituting Transfer Restricted Securities for each subsequent 90-day period following the occurrence of such Registration Default until the applicable registration statement is filed, the applicable registration statement is declared effective and becomes available for effecting sales of securities, or the Registration Statement again becomes effective and becomes available for effecting sales of securities, as the case may be, up to a maximum amount of liquidated damages of $0.25 per week per $1,000 principal amount of Notes or if applicable, an equivalent amount per week per share (subject to adjustment as set forth above) of Common Stock constituting Restricted Securities. Following the cure of a Registration Default, liquidated damages will cease to accrue with respect to such Registration Default (without in any way limiting the effect of any subsequent Registration Default). All accrued liquidated damages shall be paid to the holders of Notes or shares of Common Stock (as applicable) in the same manner as interest payments on the Notes on semiannual payment dates which correspond to interest payment dates for the Notes. The use of the Registration Statement for effecting resales of Transfer Restricted Securities may be suspended in certain circumstances described in the Registration Rights Agreement upon notice by the Company to the holders of the Transfer Restricted Securities, subject to the rights of the holders of Transfer Restricted Securities to receive liquidated damages if the aggregate number of days of such suspensions in any year exceeds the periods described above.

      Taxation of Notes. See "Certain Federal Income Tax Considerations" for a discussion of certain federal tax aspects which will apply to holders of Notes.

      Satisfaction and Discharge. The Company may discharge its obligations under the Indenture while Notes remain outstanding if (i) all outstanding Notes will become due and payable at their scheduled maturity within one year or (ii) all outstanding Notes are scheduled for redemption within one year, and, in either case, the Company has deposited with the Trustee an amount sufficient to pay and discharge all outstanding Notes on the date of their scheduled maturity or the scheduled date of redemption.

      Governing Law. The Indenture, the Registration Rights Agreement and the Notes are governed by and construed in accordance with the laws of the State of New York.

      Concerning the Trustee. State Street Bank and Trust Company, the Trustee under the Indenture, has been appointed by the Company as the initial paying agent, conversion agent, registrar and custodian with regard to the Notes. The Company may maintain deposit accounts and conduct other banking transactions with the Trustee or its affiliates in the ordinary course of business, and the Trustee and its affiliates may from time to time in the future provide banking and other services to the Company in the ordinary course of their business.

      During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree and care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

      The Indenture and the Trust Indenture Act of 1939, as amended (the "TIA"), contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions, provided, however, that if it acquires any conflicting interest (as described in the TIA), it must eliminate such conflict or resign.

              CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

      The following is a general discussion of certain United States federal income tax considerations relevant to holders of the Notes. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This discussion does not purport to deal with all aspects of federal income taxation that may be relevant to a particular investor's decision to purchase the Notes, and it is not intended to be wholly applicable to all categories of investors, some of which, such as dealers in securities, banks, insurance companies, tax-exempt organizations and non-United States persons, may be subject to special rules. In addition, this discussion is limited to persons that purchase the Notes in this offering and hold the Notes as a "capital asset" within the meaning of Section 1221 of the Code.

ALL PROSPECTIVE PURCHASERS OF THE NOTES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE COMMON STOCK.

      Conversion of Notes into Common Stock. In general, no gain or loss will be recognized for federal income tax purposes on a conversion of the Notes into shares of Common Stock. However, cash paid in lieu of a fractional share of Common Stock will likely result in taxable gain (or loss), which will be capital gain (or loss), to the extent that the amount of such cash exceeds (or is exceeded by) the portion of the adjusted basis of the Note allocable to such fractional share. The adjusted basis of shares of Common Stock received on conversion will equal the adjusted basis of the Note converted, reduced by the portion of adjusted basis allocated to any fractional share of Common Stock exchanged for cash. The holding period of an investor in the Common Stock received on conversion will include the period during which the converted Notes were held.

      The conversion price of the Notes is subject to adjustment under certain circumstances. See "Description of Notes--Conversion." Section 305 of the Code and the Treasury Regulations issued thereunder may treat the holders of the Notes as having received a constructive distribution, resulting in ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of the Company current earnings and profits as of the end of the taxable year to which the constructive distribution relates and/or accumulated earnings and profits, if and to the extent that certain adjustments in the conversion price that may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of Common Stock) increase the proportionate interest of a holder of Notes in the fully diluted Common Stock, whether or not such holder ever exercises its conversion privilege. Moreover, if there is not a full adjustment to the conversion price of the Notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding Common Stock in the assets or earnings and profits of the Company, then such increase in the proportionate interest of the holders of the Common Stock generally will be treated as a distribution to such holders, taxable as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of the Company current earnings and profits as of the end of the taxable year to which the constructive distribution relates and/or accumulated earnings and profits.

      Market Discount. Investors acquiring Notes pursuant to this Prospectus should note that the resale of such Notes may be adversely affected by the market discount provisions of sections 1276 through 1278 of the Code. Under the market discount rules, if a holder of a Note purchases it at market discount (i.e., at a price below its stated redemption price at maturity) in excess of a statutorily-defined de minimis amount and thereafter recognizes gain upon a disposition or retirement of the Note, then the lesser of the gain recognized or the portion of the market discount that accrued on a ratable basis (or, if elected, on a constant interest rate basis) generally will be treated as ordinary income at the time of the disposition. Moreover, any market discount on a Note may be taxable to an investor to the extent of appreciation at the time of certain otherwise non-taxable transactions (e.g., gifts). Any accrued market discount not previously taken into income prior to a conversion of a Note, however, is likely to carry over to the Common Stock received on conversion and be treated as ordinary income upon a subsequent disposition of such Common Stock to the extent of any gain recognized on such disposition. In addition, absent an election to include market discount in income as it accrues, a holder of a market discount debt instrument may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry such debt instrument until the holder disposes of the debt instrument in a taxable transaction.

      Taxation of Interest. Interest paid on the Notes will be included in the income of a holder as ordinary income at the time it is treated as received or accrued, in accordance with the holder's regular method of tax accounting. Failure of the Company to file, cause to be declared effective or maintain effective a Shelf Registration Statement as described under "Description of Notes--Registration Rights" will cause additional interest to accrue on the Notes in the manner described therein. According to Treasury Regulations, the possibility of a change in the interest rate will not affect the amount of interest income recognized by a holder (or the timing of such recognition) if the likelihood of the change, as of the date the Notes are issued, is remote. The Company believes that the likelihood of a change in the interest rate on the Notes is remote and does not intend to treat the possibility of a change in the interest rate as affecting the yield to maturity of any Note. In the unlikely event that the interest rate on the Notes is increased, then such increased interest may be treated as original issue discount, includible by a holder in income as such interest accrues, in advance of receipt of any cash payment thereof.

      Sale, Exchange or Retirement of Notes. Each holder of Notes generally will recognize gain or loss upon the sale, exchange, redemption, repurchase, retirement or other disposition of those Notes measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income) and (ii) the holder's adjusted tax basis in those Notes (including any market discount previously included in income by the holder). Each holder of Common Stock into which the Notes are converted, in general, will recognize gain or loss upon the sale, exchange, redemption, or other disposition of the Common Stock measured under rules similar to those described in the preceding sentence for the Notes. Special rules may apply to redemptions of Common Stock which may result in different treatment. Any such gain or loss recognized on the sale, exchange, redemption, repurchase, retirement or other disposition of a Note or share of Common Stock should be capital gain or loss (except as discussed under "--Market Discount" above), and would be long-term capital gain or loss if the Note or the Common Stock or the combined holding period of both the Notes and the Common Stock into which such Notes were converted had been held for or equalled more than one year at the time of the sale or exchange. An investor's initial basis in a Note will be the cash price paid therefor.

      Back-Up Withholding. A holder of Notes or Common Stock may be subject to "back-up withholding" from a reportable payment at a rate of 31 percent if, among other things, (i) the holder fails to furnish a social security number or other taxpayer identification number ("TIN") to the Company certified under penalties of perjury within a reasonable time after the request therefor; (ii) the IRS notifies the Company that the TIN furnished by the holder is incorrect;
(iii) the IRS notifies the Company that backup withholding should be commenced because the holder has failed to properly report interest or dividends; or (iv) when required to do so, the holder fails to certify under penalties of perjury that such holder is not subject to backup withholding or that the TIN provided to the Company is correct. Reportable payments include interest payments, dividend payments and, under certain circumstances, principal payments on the Notes. A holder who does not provide the Company with its correct TIN also may be subject to penalties imposed by the IRS. Any amount withheld from a payment to a holder under the back-up withholding rules is creditable against the holder's federal income tax liability, provided the required information is furnished to the IRS. Back-up withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax-exempt organizations and certain Non-U.S. persons, provided their exemption from back-up withholding is properly established.

      The Company will report to the holders of Notes and Common Stock and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to such payments.

                                  LEGAL MATTERS

      Certain legal matters in connection with the Notes and the shares of Common Stock being offered hereby will be passed upon by Nutter, McClennen & Fish, LLP, Boston, MA 02110. Michael J. Bohnen, an attorney at Nutter, McClennen & Fish, LLP, is the Assistant Secretary of the Company.


                                     EXPERTS

      The consolidated financial statements of the Company as of December 31, 1996 and for the year then ended, and the combined financial statements of the Company as of December 31, 1995 and for the year ended December 31, 1995 and the period from June 24, 1994 (inception) to December 31, 1994, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in accounting and auditing.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

      The expenses in connection with the offering to which this Registration Statement relates, other than commissions, are to be borne by the Company. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee:

          Securities and Exchange Commission
          Registration Fee.....................................      $34,849

          Accounting Fees......................................       15,000

          Legal Fees...........................................       35,000

          Printing Expenses....................................       35,000

          Miscellaneous Expense................................       20,151
                                                                      ------

          Total    ............................................     $140,000


Item 15.  Indemnification of Directors and Officers.

         The Company is a Delaware corporation. Reference is made to Section 145 of the Delaware General Corporation Law, as amended, which provides that a corporation may indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite an adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         Article 11 of the Company's Third Restated Certificate of Incorporation eliminates the personal liability of directors to the Company or its stockholders for monetary damages for breach of fiduciary duty to the full extent permitted by Delaware law. Article VII of the Company's By-Laws provides that the Company indemnify its officers and directors to the full extent permitted by the Delaware General Corporation Law.

         The Company has entered into indemnification agreements with each of its directors. The Company may also enter into similar agreements with certain of its officers who are not also directors. Generally, the Company's By-Laws and the indemnification agreements attempt to provide the maximum protection permitted by Delaware law with respect to indemnification of directors and officers.

         The indemnification agreements provide that the Company will pay certain amounts incurred by a director or officer in connection with any civil or criminal action or proceeding, and specifically including actions by or in the name of the Company (derivative suits), where the individual's involvement is by reason of the fact that he is or was a director or officer of the Company. Such amounts include, to the maximum extent permitted by law, attorney's fees, judgments, civil or criminal fines, settlement amounts, and other expenses customarily incurred in connection with legal proceedings. Under the indemnification agreements and the Company's By-Laws, a director or officer will not receive indemnification if he is found not to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company.

         The Company maintains an indemnification insurance policy covering all directors and officers of the Company and its subsidiaries.


Item 16.  List of Exhibits.

Exhibit No.

    +     4.1     Indenture dated as of August 15, 1997

    +     4.2     Registration Rights Agreement dated as of August 15, 1997

    +     5.1     Opinion of Nutter, McClennen & Fish, LLP

    +    12.1     Computation of Ratios

    +    23.1     Consent of Coopers & Lybrand L.L.P.

    +    23.2     Consent of Nutter, McClennen & Fish, LLP (included in
                  Exhibit 5.1)

    +    24.1     Power of Attorney (contained in Page II-4)

    +    25.1     Statement of Eligibility of Trustee

------------------
+  Filed herewith.


Item 17.  Undertakings.

         Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Act.

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the ow or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii) To include any material information with respect to the plan of distrubition not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

         (4) That, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Needham, Commonwealth of Massachusetts on this 17th day of October 1997.

                                   CAREMATRIX CORPORATION


                                   By:  /s/ Robert M. Kaufman
                                        ---------------------------------------
                                        Robert M. Kaufman
                                        Chief Executive Officer


                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Registration Statement hereby constitutes and appoints Robert M. Kaufman, James M. Clary, III, Michael J. Bohnen and Alexander S. Glovsky, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments (including post-effective amendments and amendments thereto) to this Registration Statement on Form S-3 of the Registrant, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do an perform each and every act and thing requisite and necessary fully to all intents and purposes as he or she might or could do in person thereby ratifying and confirming all that said attorney's-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.


/s/ Abraham D. Gosman                             October 17, 1997
---------------------------------------
Abraham D. Gosman,
Chairman of the Board of Directors


/s/ Andrew D. Gosman                              October 17, 1997
---------------------------------------
Andrew D. Gosman,
Director and President


/s/ Michael M. Gosman                             October 17, 1997
---------------------------------------
Michael M. Gosman,
Director, Executive Vice President and
Vice Chairman of the Board of Directors


/s/ Robert Cataldo                                October 17, 1997
---------------------------------------
Robert Cataldo,
Director


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/s/ Donald J. Amaral                              October 17, 1997
---------------------------------------
Donald J. Amaral,
Director


/s/ H. Loy Anderson, Jr.                          October 17, 1997
---------------------------------------
H. Loy Anderson, Jr.,
Director


/s/ Bedros Baharian                               October 17, 1997
---------------------------------------
Bedros Baharian,
Director


/s/ Stephen E. Ronai                              October 17, 1997
---------------------------------------
Stephen E. Ronai,
Director


/s/ Robert M. Kaufman                             October 17, 1997
---------------------------------------
Robert M. Kaufman,
Chief Executive Officer and
Principal Accounting Officer



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